FEDERAL RESERVE FINANCIAL SERVICES
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Federal Reserve Bank Official Authorization List

To: FRB OF ST. LOUIS: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5537,
USPS Return Receipt #: 9590 9402 6613 1028 3108 34.
To: FRB OF NY: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5490,
USPS Return Receipt #: 9590 9402 6613 1028 3107 66.

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	☑ Yes	☐ No
Financial Institution Name* ALEX WAYNE DUNCAN	Routing (ABA) Number* 013374691	
Effective Date* 02 23 2022	Street Address* 275 WEST HILLS DRIVE	
Telephone* 601 596 9442	Street Address APARTMENT 2	
City* HATTIESBURG	State* Mississippi	Zip Code* 39402

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	:alex-wayne:duncan		Title* MASTER ACCOUNT HOLDER	
Name *	First* ALEX	Middle Initial W	Last* DUNCAN	Suffix
Phone* 601 596 9442	Extension		Email Address* TNPRODIGY@GMAIL.COM	

Notary Public Authentication of Authorizing Officer*

State of Mississippi)
County of Lamar)
Subscribed and sworn to before me on Feb 23, 2022
By Alex Wayne Duncan.
(Authorizing Officer's Printed Name)

[signature]
Notary Public Signature
(Notary Seal w/expiration date)

STATE OF MISSISSIPPI · PAULA A HOLCOMB · NOTARY PUBLIC · ID No. 111426 · My Comm. Expires Feb. 11, 2023 · LAMAR COUNTY

Certifying Official (The section must be completed **if** Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________________,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

______________________________ is a
(Authorizing Officer's Printed Name)

______________________________ of such Institution.
(Title of Authorizing Officer)

:alex-wayne:duncan
Certifying Offic[ial]

ALEX WAYNE DUNCAN · CORPORATE SEAL · 1982 · MISSISSIPPI

Notary Public Authentication of Certifying Official

State of Mississippi)
County of Lamar)
Subscribed and sworn to before me on Feb 23, 2022
By Alex Wayne Duncan.
(Certifying Official's Printed Name)

[signature]
Notary Public Signature
(Notary Seal w/expiration date)

STATE OF MISSISSIPPI · PAULA A HOLCOMB · NOTARY PUBLIC · ID No. 111426 · My Comm. Expires Feb. 11, 2023 · LAMAR COUNTY